Expion360 Inc.

2025 SW Deerhound Ave.

Redmond, OR 97756

February 7, 2025

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenny O’Shanick and Evan Ewing

Re:	Expion360 Inc. Acceleration Request
Registration Statement on Form S-1
File No. 333-284354

Requested Date: February 11, 2025

Requested Time: 5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Expion360 Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective as of the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

Should the Commission have any questions regarding this acceleration request, please do not hesitate to contact Ryan C. Wilkins, an attorney with the Company’s outside legal counsel, Stradling Yocca Carlson & Rauth LLP, via telephone at (949) 725-4115 or via email at rwilkins@stradlinglaw.com.

Sincerely,

EXPION360 INC.

/s/ Brian Schaffner

Brian Schaffner
Chief Executive Officer and Interim Chief Financial Officer

cc:

Stradling Yocca Carlson & Rauth LLP

Ryan C. Wilkins, Esq.

Amanda McFall, Esq.